FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, March 5, 2021

Ger. Gen. No 05/2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized and in the representation of Enel Américas S.A. (“Enel Américas”), hereby inform you in relation to the Merger by incorporation of EGP Américas SpA (“EGP Américas”) into Enel Américas (the “Merger”) approved by the Extraordinary Shareholders’ Meeting held on December 18, 2020 (the “Meeting”) that:

On March 4, 2021, the Peruvian National Regulator of Customs and Tax Administration (“SUNAT” in its Spanish acronym) issued a certificate corresponding to the Merger, the last pending condition precedent. As a result, Enel Américas and EGP Américas have issued today the same and unique declaratory public deed, pursuant to which they have established compliance with every condition precedent that the validity of the Merger was subject to (the "Public Deed of Compliance with the Merger Conditions"). As a result, the Merger will be completed on April 1, 2021, the first day of the month following the date on which the Public Deed of Compliance with the Merger Conditions was issued, as approved by the Meeting.

On April 1, 2021, Enel Américas will acquire through the Merger, all EGP Américas’ assets and liabilities, including the business and unconventional renewable energy generation assets that it owns in Central and South America (except Chile), and will replace it in all its rights and liabilities, incorporating into Enel Américas all EGP Américas’ shareholders and assets which, as a result of the above, will be fully dissolved, without liquidation.

Similarly, on April 1, 2021, and, together with the Merger, the amendment to Enel Américas’ by-laws approved by the Meeting will take effect. Said amendment consists of the elimination of the limitations and restrictions set out in the by-laws under Title XII of Decree Law No. 3.500 issued in 1980 – except for the Investment and Financing Policy – and, particularly that which restricts a shareholder from concentrating more than 65% of Enel Américas’ voting capital.

Finally, as a result of complying with every condition precedent for the Merger to become valid and issuing the Deed of Compliance with the Merger Conditions, the share price of the dissenting shareholders who exercised their right to withdraw from Enel Américas as a result of the approval of the Merger, will be paid to them on March 8, 2021, with the corresponding adjustments and interests.

Yours truly,

MAURIZIO BEZZECCHERI

Chief Executive Officer

Enel Américas S.A.

cc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
DepósitoCentral de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: March 8, 2021